UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ________ to ________

Commission file number 0-01097

THE STANDARD REGISTER
EMPLOYEE SAVINGS PLAN

(Full title of the plan)

THE STANDARD REGISTER COMPANY
600 Albany Street, Dayton, Ohio  45417

(Name of issuer of the securities held pursuant to the plan and address of its principal executive officer)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Standard Register Employee Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

Financial statements for the years ended December 31, 2013 and 2012, and supplemental schedule as of December 31, 2013.

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:  June 24, 2014

The Standard Register Employee Savings Plan

/S/ LIBBY HAYES
By: Libby Hayes, Plan Administrator

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan
Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE RIPPE KINGSTON LLP

June 24, 2014
Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2013	2012
ASSETS
Participant directed investments, at fair value:
Money market fund	$7,711,591	$7,328,380
Standard Register Company common stock	73,114	55,541
Common trust fund	25,844,837	7,435,571
Mutual funds	158,588,294	169,384,262
Total investments at fair value	192,217,836	184,203,754

Receivables:
Due from broker for securities sold	—	73,562
Notes receivable from participants	4,518,031	4,719,705
Total receivables	4,518,031	4,793,267

Cash	28,301	178

Total assets	196,764,168	188,997,199

LIABILITIES
Refundable excess contributions	20,998	117,787
Due to broker for securities purchased	1,722	—

Total liabilities	22,720	117,787

NET ASSETS AVAILABLE FOR BENEFITS	196,741,448	188,879,412

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Additions attributed to:
Investment income:
Interest and dividends on investments	$5,684,486
Net appreciation in fair value of investments	17,183,674
Net investment income	22,868,160

Interest income on notes receivable from participants	193,335

Contributions:
Participant	8,173,291
Total contributions	8,173,291

Total additions	31,234,786

Deductions in net assets attributed to:
Benefits paid directly to participants	22,824,377
Administrative fees	548,373

Total deductions	23,372,750

Net increase	7,862,036

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	188,879,412

End of year	$196,741,448

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - DESCRIPTION OF PLAN
The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan.
Participant Contributions
Participants may elect to contribute between 1% and 75% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. The Plan allows automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise and automatic 1% annual increases in the deferral percentages until the 10% level is attained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in his or her contribution percentages, he or she can do so by contacting the Plan's trustee.
Employer Contributions
Effective January 23, 2012, the plan was amended and the Company's matching contributions were suspended; however, the Company may elect to make future matching contributions at its discretion.
Participant Accounts
Each participant's account is credited with the participant's contributions and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employees participating in the Plan can make changes among investment funds in accordance with rules established by the Plan administrator.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first two years of vesting service (earn one year of service for each year worked at least 1,000 hours). After two years, a participant is 100 percent vested. If a participant terminates or retires, the participant's non-vested portion of the employer match is used to reduce future employer contributions.
Distributions
All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.
Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, or distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.
Notes Receivable from Participants
An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant's nonforfeitable individual account balance, whichever is lower. A participant may only have two loans outstanding at a time. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant's principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year. Interest rates on participant loans ranged from 4.25% to 9.25% as of December 31, 2013 and 2012. Principal and interest is paid ratably through monthly payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as more explicitly described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. These estimates and assumptions are based on information presently available and actual results could differ from those estimates.
Forfeited Accounts
Forfeited, nonvested accounts totaled $93,552 and $26,213 at December 31, 2013 and 2012, respectively.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend and interest income.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
A portion of the Plan's administrative expenses are paid by the employer.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued and filed with the United States Securities and Exchange Commission.

NOTE 3 - INVESTMENTS
The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at December 31:

	2013	2012
Aberdeen Emerging Markets Institutional Fund	$11,094,983	$12,065,791
Amana Growth Fund	*	13,320,479
Blackrock Equity Dividend Fund Class I	12,052,337	15,678,510
F-Squared Alpha Sector US Equity Class I	25,844,837	*
Franklin Templeton Emerging Market Debt Opportunities Fund	16,383,723	15,681,955
Oakmark Funds - The Oakmark International Fund	23,237,351	23,832,542
PIMCO Total Return Fund Institutional Shares	*	33,843,144
PIMCO Unconstrained Bond Class A	30,296,310	*
Prudential Jennison Natural Resources Inc Class A	16,375,295	*
Prudential Jennison Natural Resources Inc Class Z	*	14,288,343
Templeton Global Bond Fund - Advisor Class	17,397,637	16,634,323
T. Rowe Price Mid-Cap Growth Fund	11,298,111	9,609,591

*- Fund balance did not represent 5% or more of the Plan's net assets available for benefits
During 2013, the Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

Standard Register Company common stock	$79,784
Mutual funds	14,313,358
Common trust fund	2,790,532
17,183,674

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan has determined the fair value of certain assets through application of an accounting standard which provides a framework for measuring fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and require the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Money market fund: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common stock and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Common trust fund: Valued at the net asset value (NAV) of shares held by the Plan at year end, as reported to the Plan by the trustee. A fund's NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Total	Level 1	Level 2
Money market fund	$7,711,591	$—	$7,711,591
Company common stock	73,114	73,114	—
Common trust fund	25,844,837	—	25,844,837
Mutual funds:
Value funds	22,094,410	22,094,410	—
Growth funds	41,740,647	41,740,647	—
Blended funds	29,643,234	29,643,234	—
Fixed income funds	65,110,003	65,110,003	—
Total investments at fair value	$192,217,836	$158,661,408	$33,556,428

	Fair Value Measurements at December 31, 2012
	Total	Level 1	Level 2
Money market fund	$7,328,380	$—	$7,328,380
Company common stock	55,541	55,541	—
Common trust fund	7,435,571	—	7,435,571
Mutual funds:
Value funds	25,771,907	25,771,907	—
Growth funds	49,981,154	49,981,154	—
Blended funds	27,471,779	27,471,779	—
Fixed income funds	66,159,422	66,159,422	—
Total investments at fair value	$184,203,754	$169,439,803	$14,763,951

NOTE 5 - PLAN TERMINATION
The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 6 - INCOME TAX STATUS
The Plan obtained a determination letter on May 5, 2012 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan administrator evaluated the Plan's tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by tax authorities for years before 2010.

NOTE 7 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Wells Fargo Bank N.A. and Reliance Trust Company. Wells Fargo Bank N.A. and Reliance Trust Company are the current trustees as defined by the Plan and, therefore, transactions during the period of January 1, 2012 -December 31, 2013 qualify as party-in-interest transactions.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2013, purchases of Standard Register Company stock were $6 and sales were $62,217. No dividend income was received from Standard Register Company stock during the year ended December 31, 2013. The ending balance in the Standard Register Company stock represents approximately 0.04% and 0.03% of the Plan's total investments as of December 31, 2013 and 2012, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $548,373.

NOTE 8 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 9 - SUBSEQUENT EVENTS
The Company acquired WorkflowOne, LLC (“WorkflowOne”) in August 2013.  The employees of WorkflowOne are currently eligible to participate in the WorkflowOne 401(k) Retirement Plan.  During 2014 the Company intends to merge the two plans so that all employees are part of a single plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
EMPLOYER IDENTIFICATION NUMBER 31-0455440
PLAN NUMBER 015
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value

	MONEY MARKET FUND
*	Wells Fargo Advantage Cash Investments Money Market Fund Class I	7,711,591 shares	**	$7,711,591

	COMMON STOCK
*	Standard Register Company	10,627 shares	**	73,114

	COMMON TRUST FUND
*	F-Squared Alpha Sector US Equity Class I	1,864,707 units	**	25,844,837

	MUTUAL FUNDS
	Aberdeen Emerging Markets Institutional Fund	766,758 shares	**	11,094,983
	Amana Growth Fund	49,554 shares	**	1,585,714
	Blackrock Equity Dividend Fund Class I	495,369 shares	**	12,052,337
	BMO Small-Cap Growth- Y	57,696 shares	**	1,289,500
	Cohen & Steers Institutional Realty Shares	29,161 shares	**	1,188,886
	First Eagle Global-A	12,467 shares	**	668,348
	Franklin Inter SM CO Grth	56,229 shares	**	1,269,650
	Franklin Templeton Emerging Market Debt Opportunities Fund	1,401,516 shares	**	16,383,723
	Hancock Horizon Diversified International Trust	6,217 shares	**	142,070
	Oakmark Equity & Income- Class I	33,367 shares	**	1,089,443
	Oakmark Funds - The Oakmark International Fund	882,878 shares	**	23,237,351
	PIMCO Total Return Fund- D	84,300 shares	**	901,162
	PIMCO Unconstrained Bond Class A	2,731,858 shares	**	30,296,310
	Pioneer Strategic Income-Y	79,125 shares	**	855,343
	Prudential Jennison Natural Resources Inc Class A	330,881 shares	**	16,375,295
	Ridgeworth FD - Mid Cap Value Equity Fund Class I	674,008 shares	**	9,186,730
	T Rowe Price Mid Cap Growth Fund	155,236 shares	**	11,298,111
	Templeton Global Bond Fund - Advisor Class	1,329,078 shares	**	17,397,637
	Touchstone Small Cap Core-IN	97,083 shares	**	2,047,486
	Vanguard Short-Term Fed ADM	12,259 shares	**	131,172
	WHV International Equity Class I	4,336 shares	**	97,043
				158,588,294

		Ranging from 4.25% to 9.25% with various maturity dates through 2028
*	PARTICIPANT LOANS			4,518,031

	Total participant directed investments - at fair value			$196,735,867

	An (*) in column (a) identifies a person to be a party-in interest to the plan.

	An (**) in column (d) identifies cost omitted for participant directed investments.